SEC 18001328

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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Received
FEB 27 2018
Washington, D.C.

SEC FILE NUMBER
8-16198

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sun Life Financial Distributors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Sun Life Executive Park
(No. and Street)

Wellesley Hills (City) MA (State) 02481 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jane F. Jette 781-446-1208
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

200 Berkeley Street, (Address) Boston (City) MA (State) 02116-5022 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Jane F. Jette, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sun Life Financial Distributors, Inc., as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Jane F. Jette
Signature

Financial Operations Principal and Treasurer
Title

Dragica Mijailovic
Notary Public

DRAGICA MIJAILOVIC
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
July 24, 2020

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SUN LIFE FINANCIAL DISTRIBUTORS, INC.
(SEC I.D. No. 16198)

(A Wholly Owned Subsidiary of Sun Life Financial (U.S.) Holdings, Inc.)

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES FOR THE YEAR ENDED DECEMBER 31, 2017 AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Filed Pursuant to Rule 17a-5(e)(3) as a PUBLIC DOCUMENT

Deloitte.

Deloitte & Touche LLP
200 Berkeley Street
Boston
USA

Tel: +1 (617) 437-2000
Fax: +1 617 437 2111
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
Sun Life Financial Distributors, Inc.
One Sun Life Executive Park
Wellesley, MA 02481-5699

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Sun Life Financial Distributors, Inc. (the "Company") as of December 31, 2017, and the related statements of operations, cash flows, and changes in stockholder's equity for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Emphasis of Matter

As discussed in Note 3 to the financial statements, the accompanying financial statements have been prepared from the separate records maintained by the Company and reflect significant balances and transactions with affiliates. Such financial statements may not be indicative of the conditions that would have existed or the results of operations if the Company had not been operated as an affiliated company. Our opinion is not modified with respect to this matter.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall

presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Report on Supplemental Schedules

The supplemental schedules g, h, and i listed in the accompanying table of contents have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental schedules are the responsibility of the Company's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Deloitte & Touche LLP

February 21, 2018

We have served as the Company's auditor since 1970.

SUN LIFE FINANCIAL DISTRIBUTORS, INC.
(A Wholly Owned Subsidiary of Sun Life Financial (U.S.) Holdings, Inc.)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2017

ASSETS		
Cash and cash equivalents	$	19,400,569
Prepaid expenses		24,253
Receivable from affiliates		20,566
Federal tax receivable - Affiliate		9,209
TOTAL ASSETS	$	19,454,597
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES:		
Accrued expenses	$	208,725
Payable to affiliates		19,845
State tax payable - Affiliate		1,175
Deferred federal tax liability - Affiliate		706
Total liabilities		230,451
STOCKHOLDER'S EQUITY:		
Common stock, $100 par value- authorized, 5,000 shares; issued and outstanding, 4,005 shares		400,500
Additional paid-in capital		312,493,362
Accumulated deficit		(293,669,716)
Total stockholder's equity		19,224,146
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	19,454,597

The accompanying notes are an integral part of these financial statements.

SUN LIFE FINANCIAL DISTRIBUTORS, INC.
(A Wholly Owned Subsidiary of Sun Life Financial (U.S.) Holdings, Inc.)

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2017

INCOME:		
Underwriting fee income	$	334,251
Investment income		139,607
Distribution fee income		(26,930)
Total income		446,928
EXPENSES:		
Service fees		398,418
Other operating expenses		80,615
Penalties on income tax		954
Total expenses		479,987
LOSS BEFORE INCOME TAX		(33,059)
INCOME TAX BENEFIT (Note 5)		(9,139)
NET LOSS	$	(23,920)

The accompanying notes are an integral part of these financial statements.

SUN LIFE FINANCIAL DISTRIBUTORS, INC.
(A Wholly Owned Subsidiary of Sun Life Financial (U.S.) Holdings, Inc.)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2017

	Shares	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total Stockholder's Equity
BALANCE - January 1, 2017	4,005	$ 400,500	$ 312,493,362	$ (293,645,796)	$ 19,248,066
Net loss	-	-	-	(23,920)	(23,920)
BALANCE - December 31, 2017	4,005	$ 400,500	$ 312,493,362	$ (293,669,716)	$ 19,224,146

The accompanying notes are an integral part of these financial statements.

SUN LIFE FINANCIAL DISTRIBUTORS, INC.
(A Wholly Owned Subsidiary of Sun Life Financial (U.S.) Holdings, Inc.)

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2017

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(23,920)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Deferred federal tax benefit		(6,043)
Changes in assets and liabilities:		
Prepaid expenses		(328)
Receivable from affiliates		2,430
Federal tax receivable – Affiliate		3,250,662
Accrued expenses		(207,626)
Payable to affiliates		(121,833)
State tax payable – Affiliate		(892)
Net cash provided by operating activities		2,892,450
CASH AND CASH EQUIVALENTS - Beginning of year		16,508,119
CASH AND CASH EQUIVALENTS - End of year	$	19,400,569
SUPPLEMENTAL INFORMATION:		
Federal income tax refunded – Affiliate	$	(3,257,711)
State income tax payments	$	4,844

The accompanying notes are an integral part of these financial statements.

1. BUSINESS AND ORGANIZATION

Sun Life Financial Distributors, Inc. (the "Company") is a Financial Industry Regulatory Authority ("FINRA") registered broker-dealer. The Company is a wholly owned subsidiary of Sun Life Financial (U.S.) Holdings, Inc. (the "Parent"). The Parent contributes additional capital, as necessary for the Company to maintain all net capital requirements. The Company distributed certain insurance products issued by Sun Life Assurance Company of Canada ("Sun Canada"), an affiliated company. The Company does not carry securities accounts for customers or perform securities custodial functions.

The Company operates under a Principal Underwriter's Agreement with Independence Life and Annuity Company ("ILAC"), an affiliated life insurance company. In accordance with the terms of this agreement the Company serves as the principal underwriter with respect to the closed block of single-premium variable life insurance policies sold by ILAC.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation — The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

Cash and Cash Equivalents — Cash and cash equivalents consist of cash and highly liquid investments with remaining maturities of three months or less when purchased. At December 31, 2017, cash equivalents consisted of an investment in an unaffiliated money market fund.

Income and Expenses —The Company operated under Wholesaling Agreements with Sun Canada whereby it received Distribution fee income through additional and conversion premiums for providing distribution services for certain insurance products previously sold by Sun Canada. These agreements were terminated effective November 30, 2017.

Underwriting fee income is earned pursuant to the Principal Underwriting Agreement with the Company's affiliate, ILAC. Under this agreement, ILAC reimburses the Company for the cost of services provided as the principal underwriter including all direct and indirect expenses which is cash settled on a monthly basis.

Investment income relates to interest earned on the Company's investment in a money market fund.

Service fees included as expenses encompass fees charged to the Company for corporate chargebacks, external regulatory services and audit expenses.

Fair Value of Financial Instruments – Financial instruments, which include cash and cash equivalents, receivables, and payables, approximate their fair values because of the short-term maturities of these assets and liabilities.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recent Accounting Pronouncements – The Company will adopt the provisions of Accounting Standards Update (ASU) 2014-09, *Revenue for Contracts with Customers* (Topic 606), and the related amendment on January 1, 2018. The Company is substantially complete with its assessment of the adoption impact and has fully disclosed all relevant impacts known by management within the financial statements and management does not expect the adoption of this standard to have a material impact on the Company's financial statements.

3. RELATED-PARTY TRANSACTIONS

The accompanying financial statements have been prepared from the separate records maintained by the Company and reflect significant balances and transactions with affiliates. Such financial statements may not be indicative of the conditions that would have existed or the results of operations if the Company had not been operated as an affiliated company.

The Company's distribution fee income as shown on the statement of operations is earned 100% from an affiliate.

The Company has an administrative services agreement with an affiliate company, Sun Canada, under which the Company has agreed to pay fees for services provided. Expenses allocated under this agreement include professional staffing for financial, compliance, legal, administrative and other operational support functions as well as the relevant property, equipment and facilities to carry out the day-to-day operations of the Company's business. Service fees related to this agreement amounted to $172,630 for the year ended December 31, 2017 which are recorded as service fees in the Statement of Operations.

The Company has a Principal Underwriter's Agreement with an affiliate company, ILAC under which the Company is reimbursed for the cost of services provided by the Company. For the year ended December 31, 2017, the company received fees of $334,251 pursuant to this agreement which is recorded as underwriting fee income in the Statement of Operations.

The Company is included in the consolidated/combined tax return of the Parent and certain affiliates for state and federal income tax reporting. See footnote 5 for detailed information regarding income tax reporting.

4. FAIR VALUE MEASUREMENTS

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various methods including market, income and cost approaches. The Company utilizes valuation techniques that maximize the use of observable inputs and minimizes the use of unobservable inputs.

The Company has categorized its financial instruments, based on the priority of the inputs to the valuation technique, into a three-level hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the

4. FAIR VALUE MEASUREMENTS (CONTINUED)

hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument.

During the year ended December 31, 2017, there were no changes to either the Company's valuation techniques or the related inputs.

Level 1 inputs are observable inputs that reflect quoted prices for identical assets or liabilities in active markets that the Company has the ability to access at the measurement date. Level 2 inputs are observable inputs, other than quoted prices included in Level 1, for the asset or liability or prices for similar assets and liabilities. Level 3 inputs are unobservable inputs reflecting the reporting entity's estimates of the assumptions that market participants would use in pricing the asset or liability.

The Company has cash equivalents of $19,023,277 measured at fair value on a recurring basis as of December 31, 2017. Cash equivalents is considered a Level 1 fair value asset due to the short-term nature and liquidity of the balance.

The Company does not have any liabilities that are measured at fair value on a recurring basis as of December 31, 2017.

The Company determines transfers between levels based on the fair value of each security as of the beginning of the reporting period. During the year ended December 31, 2017, the Company did not have any transfers between levels.

5. INCOME TAXES

The Company accounts for income taxes in accordance with FASB ASC Topic 740, "Income Taxes". Deferred income taxes are recognized when assets and liabilities have different values for financial statement and tax reporting purposes, and for other temporary taxable and deductible differences as defined by FASB ASC Topic 740. The effect on deferred taxes of a change in the tax rates is recognized in income in the period that includes the enactment date.

The Company is included in the consolidated/combined tax return of the Parent and certain affiliates for state and federal income tax reporting. The method of allocation of the total consolidated/combined income tax among members of the consolidated/combined tax group is subject to a written agreement, approved by the Board of Directors. Under the current tax allocation agreements, federal and state income amounts are allocated among members of the consolidated/combined tax group based upon separate return calculations with current credit for losses that were utilized by the consolidated/combined tax group. Under this approach, the Company's deferred tax assets and tax attributes are considered realized by it so long as the group is able to recognize (or currently use) the related deferred tax asset or attribute. Thus the need for a valuation allowance is determined at the consolidated return level rather than at the level of the individual entities comprising the consolidated group. Intercompany tax balances are settled on a quarterly basis within 30 days following a federal or state tax payment.

Certain provisions of FASB ASC Topic 740 prescribe a recognition threshold and measurement attribute for tax positions taken or expected to be taken in a tax return, and policies on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.

5. INCOME TAXES (CONTINUED)

The Company's tax review noted there are no uncertain tax positions which would include interest and penalties to disclose in these financial statements.

The Company is not currently being audited by the Internal Revenue Service ("IRS"). The IRS completed its audit of the 2010, 2011, 2012 and 2013 tax years in 2017. All IRS notices of proposed adjustment were signed by the Company as 'Agreed'. All years preceding the 2014 tax year are now closed to IRS assessment.

U.S. tax reform legislation was signed into law on December 22, 2017 and took effect on January 1, 2018. The legislation includes a permanent reduction to the federal corporate income tax rate from 35% to 21% for tax years beginning after 2017. As a result, the Company's deferred tax liabilities at 12/31/2017 were revalued at the tax rate of 21%.

A summary of the components of the tax expense in the statements of operations for the year ended December 31, 2017 is as follows:

	2017
Current tax expense (benefit):	
Federal	(7,049)
State	3,953
Total current tax benefit	(3,096)
Deferred tax benefit:	
Federal	(6,043)
State	-
Total deferred benefit	(6,043)
Total tax benefit	(9,139)

Federal income taxes attributable to the Company's operations are different from the amounts determined by multiplying income before federal income taxes by the expected federal income tax rate of 35%. The Company's effective rate differed from the federal income tax rate for the year ended December 31, 2017 as follows:

5. INCOME TAXES (CONTINUED)

		2017
Expected tax benefit at U.S. statutory rate	$	(11,571)
Permanent adjustments:		
State Tax Charge (Net of Federal Tax Impact)		2,569
Other – tax penalties		334
Change in federal income tax rate for deferred tax liabilities		(471)
Total income tax benefit	$	(9,139)

The deferred tax liability represents the tax effects of temporary differences between the carrying amounts of assets and liabilities used for financial reporting purposes and the amounts used for income tax purposes, as well as the impact of uncertain tax benefits. The components of the Company's deferred tax liability as of December 31, 2017 were as follows:

		2017
Deferred tax liability:		
Accrued audit fees	$	706
Total deferred tax liability	$	706

6. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission's regulations and operating guidelines, including Rule 15c3-1 of the Securities and Exchange Act of 1934, which requires the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness, as defined, to net capital not exceeding 15 to 1. The Company's net capital, as computed pursuant to Rule 15c3-1, at December 31, 2017 was $18,789,652 which was greater than the required net capital of $15,363 by $18,774,289. The ratio of aggregate indebtedness to net capital was 0.01 to 1.

7. EXEMPTION FROM RESERVE AND SECURITY CUSTODY REQUIREMENTS PURSUANT TO RULE 15c3-3

The Company is exempt from the reserve requirements of Rule 15c3-3 of the Securities Exchange Act of 1934, under the provisions of subparagraph (k)(1) thereof, since its transactions are limited to the purchase, sale and redemption of redeemable securities of registered investment companies. All customer funds are properly transmitted, and all securities received in connection with activities as a broker-dealer are promptly delivered. The Company does not otherwise hold funds or securities for, or owe money or securities to, customers. The Company files an Exemption Report under Rule 17a-5 paragraph (d) (4).

8. CONTINGENCIES

The Company is subject to various threatened or pending legal actions and claims that have arisen in the ordinary course of business. In the opinion of management, the ultimate resolution of such legal proceedings and claims will not be materially adverse to the Company's financial position, results of operations or cash flows.

9. SUBSEQUENT EVENTS

Management has evaluated events subsequent to December 31, 2017 and through the Company's financial statement issuance date noting there are no subsequent events requiring adjustments to or additional disclosures in these financial statements.

* * * * * *

SUN LIFE FINANCIAL DISTRIBUTORS, INC.
(A Wholly Owned Subsidiary of Sun Life Financial (U.S.) Holdings, Inc.)

SUPPLEMENTAL SCHEDULE OF COMPUTATION OF NET CAPITAL REQUIRED UNDER RULE 15C3-1 OF THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2017

		2017
CAPITAL:		
Stockholder's equity	$	19,224,146
DEDUCTIONS — Nonallowable assets:		
Prepaid expenses		24,253
Receivable from affiliates		20,566
Federal tax receivable - Affiliate		9,209
Total deductions		54,028
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS		19,170,118
HAIRCUTS ON SECURITIES POSITIONS		(380,466)
NET CAPITAL	$	18,789,652
AGGREGATE INDEBTEDNESS:		
Total liabilities	$	230,451
MINIMUM DOLLAR NET CAPITAL REQUIREMENT OF BROKER-DEALER (The greater of 6-2/3% of aggregate indebtedness, or $5,000)	$	15,363
EXCESS NET CAPITAL	$	18,774,289
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		0.01

NOTE: There were no material differences between the amounts presented above and the amounts reported in the Company's unaudited FOCUS report as of December 31, 2017, filed on January 24, 2018.

SUN LIFE FINANCIAL DISTRIBUTORS, INC.
(A Wholly Owned Subsidiary of Sun Life Financial (U.S.) Holdings, Inc.)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENT FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2017

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(1) of Rule 15c3-3. As a result the Company files an Exemption Report as of December 31, 2017.

Deloitte.

Deloitte & Touche LLP
200 Berkeley Street
Boston
USA

Tel: +1 (617) 437-2000
Fax: +1 617 437 2111
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors of
Sun Life Financial Distributors, Inc.
One Sun Life Executive Park
Wellesley, MA 02481-5699

We have performed the procedures enumerated below as it relates to the accompanying Schedule of Form SIPC-3 Revenues of Sun Life Financial Distributors, Inc. (the "Company") for the year ended December 31, 2017, which were agreed to by the Company and the Securities Investor Protection Corporation (SIPC) (the "specified parties"), solely to assist the specified parties with respect to evaluating the Company's compliance with the requirements for exclusion from membership in SIPC under section 78ccc(a)(2)(A) of the Securities Investor Protection Act of 1970, as noted on the accompanying Certification of Exclusion From Membership (Form SIPC-3), and in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934 and the SIPC Series 600 Rules. Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the total amount included in the accompanying Schedule of Form SIPC-3 Revenues prepared by the Company for the year ended December 31, 2017, to the total revenues in the Company's audited financial statements included on Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2017, noting the following difference, investment income of $139,607 was not included on the Schedule of Form SIPC-3 Revenues;

2. Compared the amount in each revenue classification reported in the Schedule of Form SIPC-3 Revenues prepared by the Company for the year ended December 31, 2017, with supporting schedules and working papers noting no differences; and

3. Proved the arithmetical accuracy of the total revenues amount reflected in the Schedule of Form SIPC-3 Revenues prepared by the Company for the year ended December 31, 2017, and in the related schedules and working papers noting no differences.

We were not engaged to and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the

requirements for exclusion from membership in SIPC for the year ended December 31, 2017. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties and is not intended to be and should not be used by anyone other than the specified parties.

Deloitte & Touche LLP

February 21, 2018

Deloitte.

Deloitte & Touche LLP
200 Berkeley Street
Boston
USA

Tel: +1 (617) 437-2000
Fax: +1 617 437 2111
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
Sun Life Financial Distributors, Inc.
One Sun Life Executive Park
Wellesley, MA 02481-5699

We have reviewed management's statements, included in the accompanying Sun Life Financial Distributors, Inc. Exemption Report, in which (1) Sun Life Financial Distributors, Inc. (the "Company") identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 paragraph (k) (1) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the year ended December 31, 2017 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Deloitte & Touche LLP

February 21, 2018

Sun
Life Financial®

Michelle Greco
AVP & Senior Counsel
Law Department

Sun Life Financial Distributors, Inc.
One Sun Life Executive Park, SC1135
Wellesley Hills, MA 02481-5699

Tel: (781) 446-1799
Fax: (781) 237-0707
michelle.greco@sunlife.com

January 20, 2017

Securities Investor Protection Corporation
1667 K Street, N.W.
Suite 1000
Washington, DC 20006-1620

RE: Sun Life Financial Distributors, Inc. ("SLFD")

Dear Sir or Madam:

Please find enclosed a completed Form SIPC-3 FY 2017 Certification of Exclusion from Membership submitted on behalf of SLFD. If you have any questions, please do not hesitate to contact me at the above number.

Sincerely,

Michelle Greco
AVP & Senior Counsel

Enclosure

Securities Investor Protection Corporation
1667 K Street NW, Ste 10000
Washington, DC 20006-1620

Forwarding and Address Correction Requested

Check appropriate boxes.

- ☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*
- (ii) its business as a broker-dealer is expected to consist exclusively of:
  - ☐ (I) the distribution of shares of registered open end investment companies or unit investment trusts;
  - ☐ (II) the sale of variable annuities;
  - ☒ (III) the business of insurance;
  - ☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;
- ☐ (iii) it is registered pursuant to 15 U.S.C. 78o(b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;

Pursuant to the terms of this form (detailed below).

x [signature] December 31, 2017

Authorized Signature/Title Date

AVP & Sr Counsel

SIPC-3 2017

8-16198 FINRA DEC 12/09/1970
SUN LIFE FINANCIAL DISTRIBUTORS INC
ATTN: LEGAL DEPARTMENT Michelle Greco
ONE SUN LIFE EXECUTIVE PK SC 2335
WELLESLEY HILLS, MA 02481-5699

Securities Investor Protection Corporation
1667 K Street NW, Ste 10000
Washington, DC 20006-1620

Form SIPC-3

FY 2017

Certification of Exclusion From Membership.

TO BE FILED BY A BROKER-DEALER WHO CLAIMS EXCLUSION FROM MEMBERSHIP IN THE SECURITIES INVESTOR PROTECTION CORPORATION ("SIPC") UNDER SECTION 78ccc(a)(2)(A) OF THE SECURITIES INVESTOR PROTECTION ACT OF 1970 ("SIPA").

The above broker-dealer certifies that during the fiscal year ending December 31, 2017 its business as a broker-dealer is expected to consist exclusively of one or more of the following (check appropriate boxes):

- ☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*
- (ii) its business as a broker-dealer is expected to consist exclusively of:
  - ☐ (I) the distribution of shares of registered open end investment companies or unit investment trusts;
  - ☐ (II) the sale of variable annuities;
  - ☒ (III) the business of insurance;
  - ☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;
- ☐ (iii) it is registered pursuant to 15 U.S.C. 78o(b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;

and that, therefore, under section 78ccc(a)(2)(A) of SIPA it is excluded from membership in SIPC.

*If you have any questions concerning the foreign exclusion provision please contact SIPC via telephone at 202-371-8300 or e-mail at asksipc@sipc.org to request a foreign exclusion questionnaire.

The following bylaw was adopted by the Board of Directors:

Interest on Assessments.

... If any broker or dealer has incorrectly filed a claim for exclusion from membership in the Corporation, such broker or dealer shall pay, in addition to all assessments due, interest at the rate of 20% per annum of the unpaid assessment for each day it has not been paid since the date on which it should have been paid.

In the event of any subsequent change in the business of the undersigned broker-dealer that would terminate such broker-dealer's exclusion from membership in SIPC pursuant to section 78ccc(a)(2)(A) of the SIPA, the undersigned broker-dealer will immediately give SIPC written notice thereof and make payment of all assessments thereafter required under section 78ddd(c) of the SIPA.

Sign, date and return this form no later than 30 days after the beginning of the fiscal year, using the enclosed return envelope.

Retain a copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

Sun Life Financial Distributors, Inc.
Exemption Report
Year Ended December 31, 2017

Sun Life Financial Distributors, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

a. The Customer Protection rule 15c3-3 does not apply as the Company does not receive or hold funds or securities for any customer account. The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k):(1) on its Focus reports reflecting limited business (mutual funds and / or variable annuities only).

b. The Company met the identified exemption provisions throughout the period January 1, 2017 to December 31, 2017 without exception.

Sun Life Financial Distributors, Inc.

I, Jane F. Jette, swear (or affirm) that, to the best knowledge and belief, this Exemption Report is true and correct.

By: Jane F. Jette
Jane. F. Jette

Title: Financial Operations Principal and Treasurer

February 21, 2018

Sun Life Financial

Megan L. Carlson
Associate Director, Paralegal
Law Department

Sun Life Financial U.S. Operations
One Sun Life Executive Park
S.C. 1135
Wellesley Hills, MA 02481
Tel: (781) 446-1173
Fax: (781) 237-0707
megan.carlson@sunlife.com

VIA OVERNIGHT MAIL

February 26, 2018

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: Sun Life Financial Distributors, Inc.
(f/k/a MFS/Sun Life Financial Distributors, Inc.)
Annual Audited Report and Financial Statements (CRD # 5496)

Commission Staff:

Enclosed for filing are two original Annual Audited Reports and Certified Financial Statements for the above-referenced broker-dealer for the year ended December 31, 2017. These audited financial statements are presented for filing in accordance with Rule 17a-5 under the Securities Exchange Act of 1934.

I've also enclosed two copies of the 2017 Certification of Exclusion from Membership of the SIPC, from the above-referenced broker-dealer.

Please feel free to contact me at (800) 786-5433 x 3031173 if you have any questions.

Sincerely,

Megan Carlson
Associate Director, Paralegal

Enclosures